Exhibit 4.16

20 November 2003

CHINA UNICOM (BVI) LIMITED

CHINA UNICOM LIMITED

Conditional Sale and Purchase Agreement relating to the entire issued capital of Unicom New World (BVI) Limited

CONTENTS

Clause

1.	Definitions and Interpretation

2.	Sale of the Target Shares and Price

3.	Conditions Precedent

4.	Pre-Completion Undertakings

5.	Completion

6.	Post-Completion Undertakings; Restrictions on Vendor Group Companies

7.	Warranties

8.	Limitations on Claims

9.	Purchaser’s Rights to Rescission

10.	Withholding Tax and Grossing Up

11.	Entire Agreement

12.	Variation

13.	Assignment

14.	Announcements

15.	Costs

16.	Confidentiality

17.	Severability

18.	Counterparts

19.	Waiver

20.	Further Assurance

21.	Notices

22.	Governing Law, Jurisdiction and Service of Process

SCHEDULE 1
DEFINITIONS AND INTERPRETATION

SCHEDULE 2
CORPORATE STRUCTURE PRIOR TO COMPLETION

SCHEDULE 3
THE WARRANTIES

APPENDIX 1
Prospective Cellular Connected Transactions of the Company

APPENDIX 2
Prospective Cellular Connected Transactions of the A Share Company

APPENDIX 3
The Restructuring Agreements

SIGNATURE PAGE

THIS AGREEMENT is made on 20 November 2003

BETWEEN:

(1)                                  CHINA UNICOM (BVI) LIMITED a company incorporated under the laws of the British Virgin Islands whose registered office is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands (the Vendor);

(2)                                  CHINA UNICOM LIMITED a company incorporated under the laws of Hong Kong whose registered office is at 75th Floor, The Center, 99 Queen’s Road, Central, Hong Kong (the Purchaser).

WHEREAS:

(A)          As part of a series of restructurings, Unicom New World Telecommunications Corporation Limited (the Target Company) has acquired from Unicom Group the mobile communications networks in each of Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia Hui and Xizang autonomous regions (the Territory).

(B)           Pursuant to a reorganisation agreement dated 14 November 2003, Unicom Centenarian (BVI) Limited (UCBVI), a wholly-owned subsidiary of Unicom Group, acquired the Target Company Shares.

(C)           Pursuant to that reorganisation agreement, UCBVI on-sold the Target Company Shares to its wholly-owned subsidiary, Unicom New World (BVI) Limited (the Target Holding Company).

(D)          Pursuant to a conditional sale and purchase agreement dated 20 November 2003 between the Vendor, UCBVI and Unicom Group (the Initial Acquisition Agreement), the Vendor agreed to acquire from UCBVI the entire issued share capital of the Target Holding Company.

(E)           The Vendor is a subsidiary of the A Share Company, a limited liability company whose shares are listed on the Shanghai Stock Exchange. The A Share Company is in turn a subsidiary of Unicom Group.

(F)           Immediately prior to the signing of this Agreement, the corporate structure of the parties to this Agreement in so far as it relates to the Target Group Companies (as defined herein) is set out in Part A of Schedule 2.

(G)           The Vendor has agreed to on-sell the Target Shares to the Purchaser for the consideration and upon the terms and conditions set out in this Agreement.

(H)          The Vendor has agreed to make certain representations, warranties and undertakings in relation to the Target Group Companies.

IT IS AGREED as follows:

DEFINITIONS AND INTERPRETATION

1.             Words and expressions used in this Agreement shall have the meanings set out in Schedule 1.

SALE OF THE TARGET SHARES AND PRICE

2.1           The Vendor agrees to sell as legal and beneficial owner, and the Purchaser agrees to purchase, the Target Shares. The Target Shares shall be sold free from all security interests.

2.2           The total price payable on Completion by the Purchaser to the Vendor for the Target Shares shall be HK$3,014,886,000 (the Total Price), payable in cash.

CONDITIONS PRECEDENT

3.1           Completion of the sale and purchase of the Target Shares shall be conditional upon the fulfilment to the reasonable satisfaction of the Purchaser or (in the case of 3.1(b) and 3.1(c)) waiver of the following conditions:

(a)                                  the passing of resolutions by the independent shareholders of the Purchaser at its general meeting approving (i) this Agreement and (ii) the Prospective Cellular Connected Transactions of the Company;

(b)                                 the passing of resolutions by the independent shareholders of the A Share Company at its general meeting approving (i) the Initial Acquisition Agreement and (ii) the Prospective Cellular Connected Transactions of the A Share Company;

(c)                                  there having been no material adverse change to the financial condition, business operations or prospects of any of the Target Group Companies;

(d)                                 the delivery by or on behalf of the Vendor to the Purchaser of copies of all necessary Regulatory Approvals; and

(e)                                  the completion of the Initial Acquisition having taken place.

3.2           The Vendor undertakes to use all reasonable endeavours to ensure that the Conditions Precedent set out in clauses 3.1(b), 3.1(c), 3.1(d) and 3.1(e) are fulfilled to the satisfaction of the Purchaser as soon as reasonably practicable and in any event by 30 June 2004.

3.3           The Purchaser undertakes to use all reasonable endeavours to ensure that the Condition Precedent set out in clause 3.1(a) is fulfilled as soon as reasonably practicable and in any event by 30 June 2004.

3.4           The Purchaser shall be entitled in its absolute discretion, by written notice to the Vendor, to waive any or all of the Conditions Precedent set out in clauses 3.1(c) and 3.1(d) either in whole or in part.

3.5           If any of the Conditions Precedent has not been fulfilled (or waived) on or before the date specified in clauses 3.2 and 3.3 or such other date as the parties to this Agreement may agree in writing, this Agreement (other than clauses 1, 11 to 14, 16 to 22 and Schedule 1, which shall continue to be in force) shall automatically terminate and no party shall have any claim of any nature whatsoever against the other parties under this Agreement (save in respect of its accrued rights arising from any prior breach of this Agreement).

PRE-COMPLETION UNDERTAKINGS

4.1           Pending Completion, the Vendor shall procure that:

(a)                                  each Target Group Company shall carry on its business in the ordinary and usual course and shall not make (or agree to make) any payment other than routine payments in the ordinary and usual course of trading;

(b)                                 each Target Group Company shall take all reasonable steps to preserve and protect its assets;

(c)                                  the Purchaser’s representatives shall be allowed, upon reasonable notice and during normal business hours, access to the books and records of each Target Group Company (including, without limitation, all statutory books, minute books, leases, contracts, supplier lists and customer lists) together with the right to take copies;

(d)                                 no Target Group Company shall do, allow or procure any act or omission which would constitute or give rise to a breach of any Warranty as if the Warranties were to be repeated on or at any time before Completion by reference to the facts and circumstances then existing;

(e)                                  prompt disclosure is made to the Purchaser of all relevant information which comes to the notice of the Vendor in relation to any fact or matter (whether existing on or before the date of this Agreement or arising afterwards) which may constitute a breach of any Warranty as if the Warranties were to be repeated on or at any time before Completion by reference to the facts and circumstances then existing;

(f)                                    no dividend or other distribution shall be declared, paid or made by any Target Group Company;

(g)                                 no share or loan capital shall be allotted or issued or agreed to be allotted or issued by any Target Group Company;

(h)                                 all transactions between each Target Group Company and each Vendor Group Company shall be on arm’s length commercial terms and in their respective ordinary and usual course of business;

(i)                                     the amount of any Indebtedness owed by each Target Group Company or existing as at the date of this Agreement shall not be increased or extended and no new Indebtedness shall be entered into or assumed by any such company; and

(j)                                     no action is taken by any Target Group Company or any Vendor Group Company which is inconsistent with the provisions of this Agreement or the consummation of the transactions contemplated by this Agreement.

4.2           Pending Completion, the Vendor shall procure that the Target Group Companies consult fully with the Purchaser in relation to any matters which may have a material effect upon the Target Group Companies.  Without the prior written consent of the Purchaser, the Target Group Companies shall not, and the Vendor shall ensure that the Target Group Companies do not:

(a)                                  enter into any contract or commitment (or make a bid or offer which may lead to a contract or commitment) having a material value or involving material expenditure or which is of a long term or unusual nature or which could involve an obligation of a material nature or which may result in any material change in the nature or scope of the operations of such Target Group Company;

(b)                                 agree to any variation or termination of any existing contract to which that Target Group Company is a party and which may have a material effect upon the nature or scope of the operations of such Target Group Company;

(c)                                  (whether in the ordinary and usual course of business or otherwise) acquire or dispose of, or agree to acquire or dispose of, any material business or any material asset; or

(d)                                 enter into any agreement, contract, arrangement or transaction (whether or not legally binding) other than in the ordinary and usual course of business.

COMPLETION

5.1           The sale and purchase of the Target Shares shall be completed at 75th Floor, The Centre, 99 Queen’s Road Central, Hong Kong on such date as may be agreed between the Vendor and the Purchaser following notification by the Purchaser to the Vendor of the fulfilment to the satisfaction of the Purchaser (or waiver) of all the Conditions Precedent.  The events referred to in the following provisions of this clause 5 shall take place on Completion.

5.2           The Vendor shall deliver (or cause to be delivered) to the Purchaser:

(a)                                  duly executed transfers into the name of the Purchaser or its nominee in respect of all of the Target Shares, together with the related share certificates;

(b)                                 the certificates of incorporation, common seal, share register, share certificate book (with any unissued share certificates), business licence, the documents evidencing the Regulatory Approvals (as the case may be) and all minute books and other statutory books (which shall be written-up to but not including Completion) of each Target Group Company;

(c)                                  all such other documents (including any necessary waivers of pre-emption rights or other consents) as may be required to enable the Purchaser and/or its nominee to be registered as the holder(s) of the Target Shares;

(d)                                 a counterpart of the Tax Indemnity duly executed by the Vendor;

(e)                                  a copy of a resolution of the board of directors (certified by a duly appointed officer as true and correct) of:

(i)             the Vendor, authorising the execution of and the performance by the Vendor of its obligations under this Agreement and each of the other documents to be executed by the Vendor (including the Tax Indemnity);

(ii)          each Vendor Group Company, authorising the execution of and the performance by the relevant company of its obligations under each of the Connected Transactions to which it is a party;

(f)                                    a copy of the sale and purchase agreement pursuant to which the entire issued share capital of the Target Holding Company was transferred to the Vendor;

(g)                                 a legal opinion from Commerce & Finance, PRC counsel, in form and substance acceptable to the Purchaser; and

(h)                                 a legal opinion from Conyers, Dill & Pearman, in form and substance acceptable to the Purchaser.

5.3           The Vendor shall procure that resolutions of the board of directors of the Target Holding Company are passed to approve the registration of the transfers in respect of the Target Shares referred to in clause 5.2.

5.4           The Purchaser shall:

(a)                                  in satisfaction of its obligations under clause 2.2, cause the sum set out in clause 2.2 to be paid (i) by electronic funds transfer (or such other modes of payment as may be agreed between the Vendor and the Purchaser) to the Vendor’s bank account, or if so directed by the Vendor, to its nominee’s bank account, details of which shall be notified in writing to the Purchaser at least two Business Days prior to Completion or (ii) as otherwise directed by the Vendor; and

(b)                                 deliver to the Vendor a copy of the minutes (certified by a duly appointed officer as true and correct) of the Purchaser authorising the execution and performance by the Purchaser of its obligations under this Agreement, the Tax Indemnity and each of the Connected Transactions to which it is a party.

Any payment made in accordance with clause 5.4(a) shall constitute a good discharge by the Purchaser of its obligations under clause 2.2 and the Purchaser shall not be concerned to see that the funds are applied in payment to the Vendor.

5.5           If the Vendor fails or is unable to perform any material obligation required to be performed by the Vendor pursuant to clauses 3.2, 5.2 and 5.3, respectively, by the last date on which Completion is required to occur, the Purchaser shall not be obliged to complete the sale and purchase of the Target Shares and may, in its absolute discretion, by written notice to the Vendor:

(a)                                  rescind this Agreement without liability on the part of the Purchaser; or

(b)                                 elect to complete this Agreement on that date, to the extent that the Vendor is ready, able and willing to do so, and specify a later date on which the Vendor shall be obliged to complete the outstanding obligations of the Vendor; or

(c)                                  elect to defer the Completion by not more than 90 days to such other date as it may specify in such notice, in which event the provisions of this clause 5.5 shall apply, mutatis mutandis, if the Vendor fails or is unable to perform any such obligations on such other date.

POST-COMPLETION UNDERTAKINGS; RESTRICTIONS ON VENDOR GROUP COMPANIES

6.1           Following Completion, the Vendor undertakes to the Purchaser to use all reasonable endeavours to obtain the release of each Target Group Company from any Intra-Group Guarantees to which it is a party and, pending such release, to indemnify the relevant Target Group Company against all amounts paid by it to any third party pursuant to any such Intra-Group Guarantee in respect of any liability of any Vendor Group Company (and all Costs incurred in connection with such liability) whether arising before or after Completion.

6.2           Following Completion, the Purchaser undertakes to the Vendor to use all reasonable endeavours to obtain the release of each Vendor Group Company from any Intra-Group Guarantees to which it is a party and, pending such release, to indemnify the relevant Vendor Group Company against all amounts paid by it to any third party pursuant to any Intra-Group Guarantees in respect of any liability of any Target Group Company (and all Costs incurred in connection with such liability) whether arising before or after Completion.

6.3 (a)                The Vendor shall not and shall cause that each other Vendor Group Company shall not (whether alone or jointly with another and whether directly or indirectly) carry on or be engaged or (except as the owner for investment of securities dealt in on a stock exchange and not exceeding 5 per cent. in nominal value of the securities of that class) be interested economically or otherwise in any manner whatsoever in any Competing Business during the Relevant Period.

(b)                                 The Vendor shall not and shall cause that each other Vendor Group Company shall not during the Relevant Period, directly or indirectly, solicit or endeavour to entice away from the Target Group Companies, offer employment to or employ, or offer or conclude any contract for services with, any person who was employed in skilled or managerial work in the Target Company’s business at any time during the 1 year prior to Completion.

(c)                                  Except so far as may be required by law and in such circumstances only after prior consultation with the Purchaser, the Vendor shall not (and shall cause that each other Vendor Group Companies shall not) at any time disclose to any person or use to the detriment of the Target Company’s business any trade secret or other confidential information of a technical character which it holds in relation to the Target Company’s business.

(d)                                 The Vendor (acting for itself and each other Vendor Group Company) acknowledges and agrees that the duration, extent and application of the respective restrictions in clauses (a), (b) and (c) are no greater than is reasonable and necessary for the protection of the interests of the Purchaser but that, if any such restriction shall be adjudged by any court of competent jurisdiction to be void or unenforceable but would be valid if part of the wording thereof was deleted and/or the period thereof was reduced and/or the area dealt with thereby was reduced, the said restriction shall apply within the jurisdiction of that court with such modifications as may be necessary to make it valid and effective.

WARRANTIES

7.1           The Vendor represents, warrants and undertakes to the Purchaser in the terms of the Warranties and acknowledges that the Purchaser has entered into this Agreement in reliance upon the Warranties.

7.2           The Vendor undertakes (without limiting any other rights of the Purchaser in any way including its rights to damages in respect of a claim for breach of any Warranty on any other basis) that it shall pay in cash to the Purchaser (or, if so directed by the Purchaser, to the Target Group Company in question) (each an Indemnified Person) by way of indemnity on demand in the case of a breach of any of the Warranties, a sum equal to the aggregate of (i) the amount which, if received by the Indemnified Person, would be necessary to put that Indemnified Person into the financial position which would have existed had there been no breach of the Warranty in question; and (ii) all Costs suffered or incurred by the Indemnified Person, directly or indirectly, as a result of or in connection with such breach of Warranty.

7.3           The Vendor agrees to waive the benefit of all rights (if any) which the Vendor may have against any Target Group Company, or any present or former officer or employee of any such company, on whom the Vendor may have relied in agreeing to any term of this Agreement and each of the Vendor undertakes not to make any claim in respect of such reliance.

7.4           Each of the Warranties shall be construed as a separate Warranty and (save as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Warranty or any other term of this Agreement.

7.5           The Warranties shall be deemed to be repeated immediately before Completion with reference to the facts and circumstances then existing.

7.6           The Vendor undertakes to notify the Purchaser in writing promptly if it becomes aware of any circumstance arising after the date of this Agreement which would cause any Warranty (if the Warranties were repeated with reference to the facts and circumstances then existing) to become untrue or inaccurate or misleading in any respect which is material to the financial or trading position of any of the Target Group Companies.

LIMITATIONS ON CLAIMS

8.1           The aggregate amount of the liability of the Vendor for all Claims shall not exceed the Total Price.

8.2           None of the limitations contained in clause 8.1 shall apply to any breach of any Warranty which (or the delay in discovery of which) is the consequence of dishonest, deliberate or reckless mis-statement, concealment or other conduct by any Vendor Group Company or any officer or employee, or former officer or employee, of any Vendor Group Company.

PURCHASER’S RIGHTS TO RESCISSION

9.             The Purchaser may by written notice given to the Vendor at any time prior to Completion rescind this Agreement without liability on the part of the Purchaser:

(a)                                  if any fact, matter or event (whether existing or occurring on or before the date of this Agreement or arising or occurring afterwards) comes to the notice of the Purchaser at any time prior to Completion which:

(i)             constitutes a breach by the Vendor of this Agreement (including, without limitation, any breach of the pre-Completion undertakings in clause 4); or

(ii)          would constitute a breach of any Warranty if the Warranties are repeated on or at any time before Completion by reference to the facts and circumstances then existing; or

(iii)       affects or is likely to affect in a materially adverse manner the business, financial position or prospects of the Target Group Companies taken as a whole; or

(b)                                 if at any time after signing of this Agreement and before Completion there is a material adverse change in the market price of the shares of the Company and the Company is of the opinion that it will not be in the interests of its shareholders as a whole to proceed with the acquisition of the Target Shares.

WITHHOLDING TAX AND GROSSING UP

10.1         The Vendor shall pay all sums payable by it under clauses 6.1 and 7 free and clear of all deductions or withholdings unless the law requires a deduction or withholding.  If a deduction or withholding is so required the Vendor shall pay such additional amount as will ensure that the net amount the payee receives equals the full amount which it would have received had the deduction or withholding not been required.

10.2         If any tax authority brings any sum paid by the Vendor under or pursuant to clauses 6.1 and 7 into charge to tax, then the Vendor shall pay such additional amount as will ensure that the total amount paid, less the tax chargeable on such amount, is equal to the amount that would otherwise be payable under clauses 6.1 and 7.

ENTIRE AGREEMENT

11.           This Agreement and the Tax Indemnity constitute the entire agreement and understanding between the parties in connection with the sale and purchase of the Target Shares.  This Agreement and the Tax Indemnity supersede all prior agreements or understandings in connection with the subject matter hereof which shall cease to have any further force or effect.  No party has entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out or referred to in this Agreement and the Tax Indemnity.

VARIATION

12.1         No variation of this Agreement (or of any of the legally binding agreements referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the parties to it.  The expression “variation” shall include any variation, supplement, deletion or replacement however effected.

12.2         Unless expressly agreed, no variation shall constitute a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation, and the rights and obligations of the parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied.

ASSIGNMENT

13.           The Vendor shall not assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it without the prior written consent of the Purchaser. Any purported assignment in contravention of this clause 13 shall be void.

ANNOUNCEMENTS

14.1         Except as required by law or by any stock exchange or governmental or other regulatory or supervisory body or authority of competent jurisdiction to whose rules the party making the announcement or disclosure is subject, whether or not having the force of law, no announcement or circular or disclosure in connection with the existence or subject matter of this Agreement shall be made or issued by or on behalf of any of the Vendor Group Companies without the prior written approval of the Purchaser (such approval not to be unreasonably withheld or delayed), or by or on behalf of the Purchaser without the prior written approval of the Vendor Group Companies (such approval not to be unreasonably withheld or delayed).

14.2         Where any announcement or disclosure is made in reliance on the exception in clause 14.1, the party making the announcement or disclosure will so far as practicable consult with the other parties in advance as to the form, content and timing of the announcement or disclosure.

COSTS

15.           Each party shall bear its own Costs incurred in connection with the negotiation, preparation and completion of this Agreement.

CONFIDENTIALITY

16.           The Vendor undertakes with the Purchaser that it shall keep confidential (and to ensure that its directors, officers, employees, agents and professional and other advisers keep confidential) any information in its possession (whether before or after the date of this Agreement):

(a)                                  in relation to the subscribers, business, assets or affairs of the Target Group Companies (including any data held by the Target Group Companies); or

(b)                                 which relates to the contents of this Agreement (or any agreement or arrangement entered into pursuant to this Agreement),

provided that the undertakings contained in this clause 16 shall not apply to any information which is in or has entered the public domain otherwise than as a result of an announcement or disclosure by the Vendor Group Companies in breach of clause 14 or by their respective directors, officers, employees, agents and professional and other advisers.

The Vendor shall not use for its own business purposes or disclose to any third party any such information without the consent of the Purchaser.

SEVERABILITY

17.           If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement.  The parties shall then use all reasonable endeavours to replace the invalid or unenforceable provisions by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

COUNTERPARTS

18.           This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.

WAIVER

19.1         No failure or delay by any parties hereto in exercising any right or remedy provided by law under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

19.2         The rights and remedies of the parties hereto under or pursuant to this Agreement are cumulative, may be exercised as often as such party considers appropriate and are in addition to its rights and remedies under general law.

FURTHER ASSURANCE

20.           The Vendor agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the Purchaser may reasonably require, whether on or after Completion, to implement and/or give effect to this Agreement and the transaction contemplated by it and for the purpose of vesting in the Purchaser the full benefit of the assets, rights and benefits to be transferred to the Purchaser under this Agreement.

NOTICES

21.1         Any notice or other communication to be given by one party to any other party under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the party giving it.  It shall be served by sending it by fax to the number set out in clause 21.2, or delivering it by hand, or sending it by pre-paid recorded delivery or registered post, to the address set out in clause 21.2 and in each case marked for the attention of the relevant party set out in clause 21.2 (or as otherwise notified from time to time in accordance with the provisions of this clause 21).  Any notice so served by hand, fax or post shall be deemed to have been duly given:

(a)                                  in the case of delivery by hand, when delivered;

(b)                                 in the case of fax, upon confirmation of transmission;

(c)                                  in the case of prepaid recorded delivery or registered post, at 10a.m. on the fifth Business Day following the date of posting provided that in each case where delivery by hand or by fax occurs after 6p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9a.m. on the next following Business Day.

References to time in this clause are to local time in the country of the addressee.

21.2         The addresses and fax numbers of the parties for the purpose of clause 21.1 are as follows:

The Vendor:

Address:	Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands

Fax:	(852) 2126 2016

For the attention of:	The Directors

The Purchaser:

Address:	75th Floor The Center, 99 Queen’s Road Central, Hong Kong

Fax:	(852) 2126 2016

For the attention of:	The Directors

21.3         A party may notify any other party to this Agreement of a change to its name, relevant addressee, address or fax number for the purposes of this clause 21, provided that, such notice shall only be effective on:

(a)                                  the date specified in the notice as the date on which the change is to take place; or

(b)                                 if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.

21.4         All notices under or in connection with this Agreement shall be in the English language.

GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

22.1         This Agreement and the relationship between the parties shall be governed by, and interpreted in accordance with, the laws of Hong Kong.

22.2         The parties agree that the courts of Hong Kong are to have exclusive jurisdiction to settle any disputes (including claims for set-off and counterclaims) which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by, this Agreement or otherwise arising in connection with this Agreement, and for such purposes irrevocably submit to the jurisdiction of the Hong Kong courts.

22.3         The Vendor shall at all times maintain an agent for service of process and any other documents in proceedings in Hong Kong or any other proceedings in connection with this Agreement.  Such agent shall be China Unicom (Hong Kong) Group Limited currently of 75th Floor, The Centre, 99 Queen’s Road, Central, Hong Kong and any writ, judgment or other notice of legal process shall be sufficiently served on the Vendor if delivered to such agent at its address for the time being.  The Vendor undertakes not to revoke the authority of the above agent and if, for any reason, the Purchaser requests the Vendor to do so it shall promptly appoint another such agent with an address in Hong Kong and advise the Purchaser.  If, following such a request, the Vendor fails to appoint another agent, the Purchaser shall be entitled to appoint one on behalf of the Vendor at the expense of the Vendor.

AS WITNESS this Agreement has been signed on behalf of the parties the day and year first before written.

SCHEDULE 1

DEFINITIONS AND INTERPRETATION

1.             In this Agreement, the following expressions shall have the following meanings:

A Share Company means China United Telecommunications Corporation Limited;

Accounts means in relation to the Target Company:

(a)                                  the combined audited balance sheets of the Target Company as of the relevant Accounts Date in respect of that financial period; and

(b)                                 the combined audited statements of income, owner’s equity and cash flows of the Target Company for the financial period ended on the relevant Accounts Date,

together with any notes, reports or statements included in or annexed to them;

Accounts Date means 31 December 2002 or 30 June 2003, as the case may be;

Business Day means a day (excluding Saturdays) on which banks in Hong Kong and the PRC are generally open for the transaction of normal banking business;

Claim means any claim for breach of a Warranty;

Companies Ordinance means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;

Competing Business means a business which carries on or is involved with the provision of any mobile telephone (voice and data) and related value-added services using GSM, CDMA, CDMA1x, WCDMA, 3G technology or otherwise in the Territory;

Completion means completion of the sale and purchase of the Target Shares under this Agreement;

Conditions Precedent means the conditions specified in clause 3.1;

Connected Transactions means the Prospective Cellular Connected Transactions of the A Share Company and the Prospective Cellular Connected Transactions of the Company;

Costs means liabilities, losses, damages, costs (including legal costs) and expenses (including taxation), in each case of any nature whatsoever;

HK$ means Hong Kong dollars, the lawful currency of Hong Kong;

holding company shall be construed in accordance with section 2 of the Companies Ordinance;

Hong Kong means the Hong Kong Special Administrative Region of the PRC;

Indebtedness means any indebtedness in respect of all obligations to repay borrowed money, all indebtedness evidenced by notes, bonds, loan stock, debentures or similar obligations, acceptances or documentary credit facilities, all rental obligations under finance leases, and hire purchase contracts, any other transaction having the commercial effect of a borrowing or raising of money, the net amount of any liability under any swap, hedging or other similar treasury instrument, and all guarantees, sureties, indemnities, counter-indemnities or letters of comfort of obligations of others of the foregoing types;

Intellectual Property Rights means patents, trade marks, service marks, trade names, design rights, copyright (including rights in computer software), rights in know-how and other intellectual property rights, in each case whether registered or unregistered and including applications for the grant of any such rights and all rights or forms of protection having equivalent or similar effect anywhere in the world;

Intra-Group Guarantees means all guarantees, indemnities, counter-indemnities and letters of comfort of any nature whatsoever (a) given to any third party by the Target Group Company in respect of a liability of any Vendor Group Company; and/or (as the context may require) (b) given to any third party by any Vendor Group Company in respect of a liability of the Target Group Company;

Intra-Group Loans means all debts outstanding between any Target Group Company and any Vendor Group Company;

Last Accounts means the Accounts of the Target Company in respect of the financial period ended on the Last Accounts Date;

Last Accounts Date means 30 June 2003;

Leased Properties means the properties currently leased by the Target Company as tenant;

Mainland China means the PRC excluding Hong Kong and the Macau Special Administrative Region of the PRC;

PRC means the People’s Republic of China;

Properties means the properties currently owned by the Target Company;

Prospective Cellular Connected Transactions of the Company means those transactions effected pursuant to the operating agreements in the agreed forms as listed in Appendix 1;

Prospective Cellular Connected Transactions of the A Share Company means those transactions effected pursuant to the operating agreements in the agreed forms as listed in Appendix 2;

Regulatory Approvals means the approvals, consents and authorisations from all relevant regulatory authorities in the PRC (including the State Council, the State Development and Planning Commission, the Ministry of Information Industry, the Ministry of Foreign Trade and Economic Cooperation, the Ministry of Finance and the China Securities Regulatory Commission), Hong Kong (including the Telecommunications Authority) and the United States of America (including the Federal Communications Commission) being those necessary to effect the transactions contemplated by this Agreement;

Relevant Period means the period commencing from the date of Completion and ending on the date on which (i) the shares or the American Depository Shares of the Purchaser cease to be listed and traded on the New York Stock Exchange, Hong Kong Stock Exchange and any other stock exchanges or (ii) Unicom Group ceases to be a controlling shareholder of the Purchaser or an associate of such controlling shareholder under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, whichever is the earlier;

Reorganisation means the acquisitions and transfers described in Recitals (A) to (C);

Restructuring Agreements means the agreements listed in Appendix 3;

RMB means Renminbi, the lawful currency of the PRC;

Schedules means Schedules 1, 2 and 3 to this Agreement and Schedule shall be construed accordingly;

security interest means any security interest of any nature whatsoever including, without limitation, any mortgage, charge, pledge, lien, assignment by way of security or other encumbrance, options, equities, claims or other third party rights (including rights of pre-emption) of any nature whatsoever, together with all rights attaching to them;

subsidiary and subsidiaries shall be construed in accordance with section 2 of the Companies Ordinance;

Target Company Shares means all the issued shares in the capital of the Target Company, details of which are set out in Part C of Schedule 2;

Target Group Companies means the Target Holding Company and/or the Target Company;

Target Shares means all the issued shares in the capital of the Target Holding Company, details of which are set out in Part B of Schedule 2;

Tax Indemnity means the Tax Indemnity in the agreed form to be entered into by the Vendor in favour of the Purchaser;

Tax Warranties means the warranties set out in paragraphs 1.1 to 1.9 in Part B of Schedule 3;

Unicom Group means China United Telecommunications Corporation;

Vendor Group Company means Unicom Group, any subsidiary from time to time of Unicom Group (but excluding the Purchaser, the subsidiaries of the Purchaser from time to time and the Target Group Companies); and

Warranties means the representations and warranties set out in Schedule 3.

2.             In this Agreement, unless the context otherwise requires:

(a)                                  any references to the Target Company shall include any predecessor entity or person carrying on the business of such Target Company, whether before or after the Reorganisation;

(b)                                 references to persons shall include individuals, bodies corporate (wherever incorporated), unincorporated associations and partnerships;

(c)                                  the headings are inserted for convenience only and shall not affect the construction of this Agreement;

(d)                                 any reference to an enactment or statutory provision is a reference to it as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted;

(e)                                  any statement qualified by the expression to the best knowledge of the Vendor or so far as the Vendor is aware or any similar expression shall be deemed to include an additional statement that it has been made after due and careful enquiry and shall be deemed also to include the best of the knowledge of each Vendor Group Company;

(f)                                    any reference to a document in the agreed form is to the form of the relevant document agreed between the parties and for the purpose of identification initialled by each of them or on their behalf (in each case with such amendments as may be agreed by or on behalf of the Vendor and the Purchaser);

(g)                                 references to any Hong Kong legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than Hong Kong, be deemed to include the legal concept which most nearly approximates in that jurisdiction to the Hong Kong legal term.

3.             The Schedules and Appendices comprise schedules and appendices to this Agreement and form part of this Agreement.

SCHEDULE 2

CORPORATE STRUCTURE PRIOR TO COMPLETION

PART A

Corporate Structure

PART B

Details of the Target Holding Company

UNICOM NEW WORLD (BVI) LIMITED

1.	Name:	Unicom New World (BVI) Limited

2.	Date of Incorporation:	5 November 2003

3.	Place of Incorporation:	British Virgin Islands

4.	Class of Company:	International Business Company

5.	Registered Number:	566613

6.	Registered Office:	Romasco Place Wickhams Cay 1 P.O. Box 3140 Road Town, Tortola British Virgin Islands

7.	Directors:	Wang Jianzhou, Shi Cuiming, William Lo Wing Yan and Ye Fengping

8.	Registered Shareholders:	China Unicom (BVI) Limited

9.	Authorised Capital:	HK$11,000 divided into 11,000 shares of HK$1.00 each

10.	Issued Capital:	1,000 shares of HK$1.00 each

11.	Subsidiary:	Unicom New World Telecommunications Corporation Limited

12.	Mortgages and Charges:	None

PART C

Details of the Target Company

UNICOM NEW WORLD PRC

1.	Name:	Unicom New World Telecommunications Corporation Limited

2.	Place of Incorporation:	Beijing, PRC

3.	Nature of Incorporation:	Wholly foreign-owned enterprise

4.	Scope of Business:	Mobile telecommunication businesses in Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia Hui and Xizang autonomous regions

5.	Registered Office:	Room 1009, 10th Floor, Tower 1, Henderson Centre, 18 Jianguomen Nei Dajie, Beijing, PRC

6.	Registered Capital:	RMB2,054,769,700

7.	Total Investment:	RMB2,054,769,700

8.	Equity Holder:	Unicom New World (BVI) Limited

9.	Tax Residence:	Beijing, PRC

10.	Subsidiaries:	None

11.	Mortgages and Charges:	None

SCHEDULE 3

THE WARRANTIES

Part A: General

INFORMATION

1.1           All information relating to the Target Group Companies provided to the Purchaser or its representatives and advisers for the purposes of preparation of the Accounts is true, accurate and not misleading and does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

1.2           Save as already disclosed in writing to the Purchaser, there are no other facts or matters which might reasonably be expected to have a material adverse effect on the financial or trading position or prospects of any Target Group Company.

CORPORATE MATTERS

The Target Group Companies

2.1(a)                   All of the Target Shares are fully-paid or properly credited as fully-paid and the Vendor is the sole legal and beneficial owner of them free from all security interests.

(b)                                 The information in respect of the Target Holding Company set out in Part B of Schedule 2 is true and accurate and not misleading.

(c)                                  The Target Holding Company has been duly incorporated and is validly existing under the laws of the BVI, with legal right, power and authority (corporate and other) to own, use, lease and operate its properties and conduct its business in the manner presently conducted, and is duly qualified to transact business in any jurisdiction in which it owns or leases properties or conducts any business and such qualification is required, or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction; the Memorandum of Association and Articles of Association of the Target Holding Company comply with the requirements of applicable BVI law and are in full force and effect.

2.2(a)                   The Target Holding Company is the sole legal and beneficial owner of the entire equity interests in the Target Company free from all security interests.

(b)                                 The information in respect of each of the Target Company set out in Part C of Schedule 2 is true and accurate.

(c)                                  The Target Company is currently a domestic enterprise with limited liability and has been duly organised and is validly existing under the laws of the PRC, and its business licence is in full force and effect; its Articles of Association comply with the requirements of applicable PRC law and are in full force and effect; it has all consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any court, governmental agency or body having jurisdiction over it or any of its properties in each jurisdiction in which the ownership or lease of property by it or the conduct of its business requires such qualification and has the legal right and authority to own, use, lease and operate its assets and to conduct its business in the manner presently conducted.

2.3           No Target Group Company owns or has any interest of any nature whatsoever in any shares, debentures or other securities issued by any undertaking other than, in respect of the Target Holding Company, its equity interests in the Target Company.

2.4           The Target Holding Company does not carry on any business other than holding the Target Company.

The Vendor

2.5           The Vendor (the Warrantor) is duly incorporated or established and is validly existing under the laws of its jurisdiction of incorporation, with full power and authority to own, lease and operate its properties and assets and to execute and perform its obligations under this Agreement.

2.6           The execution, delivery and performance by the Warrantor of this Agreement has been duly authorised by it and this Agreement constitutes a legal, valid and binding obligation of such Warrantor enforceable in accordance with its terms, subject to the laws of bankruptcy and other similar laws affecting the rights of creditors generally.

2.7           All regulatory, corporate and other approvals (including Regulatory Approvals and shareholder approvals) and authorisations required by the Warrantor for the execution and delivery of this Agreement and any agreement or instrument contemplated hereby, the performance of the terms hereof and thereof and the sale of the Target Shares have been obtained, are unconditional and are in full force and effect.

2.8           The execution and delivery by the Warrantor of this Agreement, and the performance and completion of the transactions herein contemplated: (a) will not infringe any applicable laws or regulations; (b) will not result in any breach of the terms of, or constitute a default under, its constitutional documents and business licence (as applicable) or any instrument, agreement or governmental, regulatory or other judgement, decree or order to which the Warrantor is a party or by which it or its property is bound; and (c) will not conflict with any of the certificates, licences or permits of the Warrantor that enable it to carry on the business or operations now operated by it.

2.9           The Warrantor is not: (a) in breach of the terms of, or in default under, any instrument, agreement or order to which it is a party or by which it or its property is bound to an extent which is material in the context of the transactions herein contemplated; (b) involved in or the subject of any current or pending investigation or proceedings (whether administrative, regulatory or otherwise), whether in the PRC, Hong Kong or elsewhere.

FINANCIAL MATTERS

Accounts

3.1(a)                   The Accounts give a true and fair view of the state of affairs and financial results of the Target Company for the periods and as at the dates stated therein.

(b)                                 Without limiting the generality of paragraph (a):

(i)             the Accounts of the Target Company either make full provision for or disclose all liabilities (whether actual, contingent or disputed and including financial lease commitments and pension liabilities), all outstanding capital commitments and all bad or doubtful debts of the Target Company as at the Accounts Dates, in each case in accordance with applicable accounting principles;

(ii)          the Accounts of the Target Company for each of the periods ended on the Accounts Date were prepared under the historical convention, complied with the requirements of all relevant laws and regulations then in force and with all statements of standard accounting practice (or financial reporting standards) and applicable accounting principles then in force;

(iii)       the rate of depreciation adopted by the Target Company in its Accounts for each of the periods ended on the Accounts Dates was sufficient for each of the fixed assets of the Target Company to be written down to nil by the end of its useful life;

(iv)      except as stated in its Accounts, no changes in the accounting policies were made by any of the Target Company in any of the periods ended on the Accounts Dates;

(v)         the results shown by the Accounts of the Target Company for each of the periods ended on the Accounts Dates were not (except as therein disclosed) affected by any extraordinary or exceptional item or by any other factor rendering such results for all or any of such periods unusually high or low.

3.2           None of the financial information provided to the Purchaser or its representatives and advisers is misleading in any material respect nor materially over-state the value of the assets nor materially under-state the liabilities of the Target Company as at the dates to which they were drawn up and do not materially over-state the profits of the Target Company in respect of the periods to which they relate.

Position since Last Accounts Date

3.3(a)                   Since the Last Accounts Date and compared to the Last Accounts, there has been no material adverse change in the financial or trading position or (save to the extent that the same would be likely to affect to a similar extent generally all companies carrying on similar businesses) in the prospects of the Target Company and no event, fact or matter has occurred which is likely to give rise to any such change.

(b)                                 Since the Last Accounts Date and compared to the Last Accounts:

(i)                       the business of the Target Company has been carried on in the ordinary and usual course and the Target Company has not made or agreed to make any payment other than routine payments in the ordinary and usual course of trading;

(ii)                    no dividend or other distribution has been declared, paid or made by the Target Company;

(iii)                 there has been no material change in the level of borrowing or in the working capital requirements of the Target Company (except for changes of not more than 10% arising from expenditure of a capital nature which has been budgeted or otherwise provided for in the Target Company’s approved business plan);

(iv)                all transactions between the Target Company and any Vendor Group Company have been on an arm’s length basis and commercial terms;

(v)                   save for the Restructuring Agreements and the Connected Transactions, no contract, liability or commitment (whether in respect of capital expenditure or otherwise) has been entered into by the Target Company which is of a long term or unusual nature or which involved or could involve an obligation of a material nature or magnitude;

(vi)                save as provided in the Restructuring Agreements, the Target Company has not (whether in the ordinary and usual course of business or otherwise) acquired or disposed of, or agreed to acquire or dispose of, any material business or any material asset having a value in excess of RMB4 billion;

(vii)             no material debtor has been released by the Target Company on terms that it pays less than the book value of its debt and no material debt owing to the Target Company has been deferred, subordinated or written off or has proved to any extent irrecoverable;

(viii)          no change has been made in terms of employment and any benefits in kind payable to employees and other employment related matters by the Target Company or any Vendor Group Company (other than those required by law) which could materially increase the total costs attributable to employment and employee benefits of the Target Company;

(ix)                  there has been no material increase or decrease in the levels of trade debtors or creditors or in the average collection or payment periods for the trade debtors and creditors respectively;

(x)                     the Target Company has not repaid any material borrowing or indebtedness in advance of its stated maturity;

(xi)                  there has been no material reduction in the cash balances of the Target Company;

(xii)               no resolution of the members of the Target Company has been passed whether in general meeting or otherwise (other than resolutions relating to the routine business of annual general meetings); and

(xiii)            the business of the Target Company has not been affected by any abnormal factor not affecting to a similar extent generally all companies carrying on similar businesses.

Working Capital

3.4           Having regard to existing bank and other financial facilities, the Target Company has sufficient working capital available to it as at the date of this Agreement to enable it to continue to carry on its business in its present form and at its present level of turnover and for the purpose of performing in accordance with their terms all orders, projects and other obligations and discharging all liabilities which ought properly to be discharged during the period of 12 months after Completion.

Accounting and other Records

3.5(a)                   The books of account and other records of the Target Company:

(i)                       are up-to-date and have been maintained in accordance with all applicable laws and generally accepted accounting practices on a proper and consistent basis;

(ii)                    comprise complete and accurate records of all information required to be recorded therein;

(iii)                 are in its possession or under its control together with all documents of title and executed copies of all existing agreements to which the Target Company is a party.

(b)                                 All accounts, documents and returns required by law to be delivered or made by the Target Company to any government authority or regulatory body or any other authority have been duly and correctly delivered or made.

DEBT POSITION

Debts owed to the Target Company

4.1(a)                   There are no debts owing to the Target Company other than:

(i)                                     the Intra-Group Loans; and

(ii)                                  other trade debts incurred in the ordinary and usual course of business which do not exceed RMB600 million in aggregate for the Target Company as a whole.

(b)                                 The book debts shown in the Last Accounts of the Target Company have realised, or will realise within a period of six months from the Last Accounts Date, their nominal amount less any specific provision for bad or doubtful debts included in such accounts. The book debts incurred by the Target Company since the Last Accounts Date and which are outstanding as at the date of this Agreement will realise within three months from such date not less than 90% of their nominal amount.

Debts owed by the Target Company

4.2(a)                   The Target Company does not have outstanding any borrowing or indebtedness in the nature of borrowing (including, without limitation, any indebtedness for moneys borrowed or raised under any acceptance credit, bond, note, bill of exchange or commercial paper, finance lease, hire purchase agreement, trade bills (other than those on terms normally obtained), forward sale or purchase agreement or conditional sale agreement or other transaction having the commercial effect of a borrowing) other than:

(i)                       the Intra-Group Loans; and

(ii)                    moneys borrowed from or otherwise owed to third parties (which do not exceed RMB22 billion in aggregate for the Target Company as a whole).

(b)                                 The Target Company has not received any notice to repay under any agreement relating to any borrowing or indebtedness in the nature of borrowing which is repayable on demand.

(c)                                  There has not occurred any event of default or any other event or circumstance which would entitle any person to call for early repayment under any agreement relating to any borrowing or indebtedness of the Target Company or to enforce any security given by the Target Company (or, in either case, any event or circumstance which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute such an event or circumstance).

REGULATORY MATTERS

5.1(a)                   Save as envisaged in the Connected Transactions, the Target Company has (or will by Completion have) obtained all licences, permissions, authorisations and consents required for carrying on its business effectively in the places and in the manner in which such business is now carried on.

(b)                                 The licences, permissions, authorisations and consents referred to in paragraph (a) are (or will by Completion be) in full force and effect, not limited in duration or subject to any unusual or onerous conditions and have been (or will by Completion have been) complied with in all respects.

(c)                                  To the best knowledge of the Vendor, there are no circumstances which indicate that any of the licences, permissions, authorisations or consents referred to in paragraph (a) will or are likely to be revoked or not renewed, in whole or in part, in the ordinary course of events (whether as a result of the acquisition of the Target Shares by the Purchaser, the Restructuring or otherwise).

5.2(a)                   The Target Company has conducted its business and corporate affairs in accordance with its business licence and with all applicable laws and regulations (whether of the PRC, Hong Kong or any other jurisdiction).

(b)                                 The Target Company is not in default of any order, decree or judgment of any court or any governmental or regulatory authority (whether of the PRC, Hong Kong or any other jurisdiction).

THE REORGANISATION AND THE ASSETS

The Reorganisation

6.1(a)                   The assets injected into the Target Company pursuant to the Reorganisation comprise all the assets necessary for the carrying on of the business carried on by the Target Company in the manner it is presently conducted and the liabilities assumed by the Target Company pursuant to the Reorganisation represent the only liabilities of the Target Company and are fully, fairly and accurately provided for in the Accounts.

6.2           The events and transactions contemplated by the Reorganisation do not contravene any provision of applicable law, rule or regulation and do not contravene the Articles of Association or the business licence of the Target Company or contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument binding upon the Target Company that, singly or in the aggregate, is material to the Target Company, or any judgement, rule or regulation, order or decree of any governmental body, agency or court having jurisdiction over the Target Company and will not result in the creation or imposition of any lien, charge, encumbrance or other restriction upon any assets of the Target Company.

6.3           Save for the conditions precedent referred to in clauses 3.1(a) and 3.1(b), all consents, approvals, authorisations, orders, registrations and qualifications required in the PRC in connection with the events and transactions contemplated by the Reorganisation have been (or will by Completion have been) made or unconditionally obtained in writing (including, without limitation, all PRC Regulatory Approvals and shareholders’ approval), and no such consent, approval, authorisation, order, registration or qualification has been withdrawn or is subject to any condition precedent which has not been fulfilled or performed.

6.4           There are no legal or government proceedings pending against the Target Company in the PRC challenging the effectiveness or validity of the events and transactions contemplated by the Reorganisation and, to the best knowledge of the Vendor, no such proceedings are threatened or contemplated by any governmental agencies in the PRC or elsewhere.

Ownership

6.5(a)                   For the purpose of this Warranty 6.5, assets shall not include the properties disclosed in the Accounts, to which the provisions of Part B of this Schedule shall apply.

(b)                                 Each of the assets included in the Last Accounts of the Target Company or acquired by it since the Last Accounts Date (other than assets disposed of in the ordinary course of business and pursuant to the Reorganisation) is the absolute property of the Target Company.  Save as disclosed in the Last Accounts, those assets are not the subject of any security interest, factoring arrangement, leasing or hiring agreement, hire purchase agreement, conditional sale or credit sale agreement, agreement for payment on deferred terms or any similar agreement or arrangement (or any agreement or obligation, including a conditional obligation, to create or enter into any of the foregoing).

Possession and Third Party Facilities

6.6(a)                   All of the assets owned by the Target Company, or in respect of which the Target Company has a right of use, are in the possession or under the control of the Target Company.

(b)                                 Where any assets are used but not owned by the Target Company or any facilities or services are provided to the Target Company by any third party, there has not occurred any event of default or any other event or circumstance which may entitle any third party to terminate any agreement or licence in respect of the provision of such facilities or services (or any event or circumstance which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute such an event or circumstance).

Adequacy of Assets

6.7(a)                   The assets of the Target Company and the facilities and services to which the Target Company has a contractual right include all rights, properties, assets, facilities and services necessary or desirable for the carrying on of the business of the Target Company in the manner in which it is currently carried on.

(b)                                 The assets of the Target Company and the facilities and services to which the Target Company has a contractual right include all assets, facilities and services necessary to enable the Target Company to conduct its business after Completion in the same manner in all material respects as it was conducted immediately prior to the transfer of such business to the Target Company pursuant to the Reorganisation.

(c)                                  Save as otherwise provided in the Connected Transactions, the Target Company does not depend in any material respect upon the use of assets owned by, or facilities or services provided by, any Vendor Group Company.

Condition

6.8                                 All the plant, machinery, systems, equipment and vehicles used by the Target Company:

(a)                                  are in a good state of repair and have been regularly and properly maintained in accordance with appropriate technical specifications, safety regulations and the terms and conditions of any applicable agreement;

(b)                                 are capable of being efficiently and properly used for the purposes for which they were acquired or are retained;

(c)                                  are not dangerous, inefficient, obsolete or in need of renewal or replacement.

Insurances

6.9(a)                   The business, undertakings, properties and other assets of the Target Company are adequately insured against such risks as are normally insured by persons carrying on similar businesses in the PRC as those carried on by the Target Company and such insurances include all the insurances which the Target Company is required under the terms of any leases or any contracts in respect of any of its properties to undertake and such insurances are in full force and effect and there are no circumstances which could render any of such insurances void or voidable and all due premiums in respect thereof have (if due) been paid.

(b)                                 No claim is outstanding by the Target Company under any such policy of insurance and, to the best knowledge of the Vendor, there are no circumstances likely to give rise to such a claim.

INTELLECTUAL PROPERTY RIGHTS

Registered Rights

7.1(a)                   The Target Company is the sole legal owner of all Intellectual Property Rights registered or sought to be registered in any jurisdiction which are held or beneficially owned by the Target Company.

(b)                                 No act has been done or omitted to be done and no event has occurred or is likely to occur which may render any of such Intellectual Property Rights subject to revocation, compulsory licence, cancellation or amendment or may prevent the grant or registration of a valid Intellectual Property Right pursuant to a pending application.

Infringement

7.2(a)                   None of the operations of the Target Company infringe, or are likely to infringe, any rights held by any third party or involve the unauthorised use of confidential information disclosed to the Target Company (or any Vendor Group Company) in circumstances which might entitle a third party to make a claim against the Target Company.

(b)                                 No claim has been made by any third party which alleges any infringing act or process which would fall within paragraph (a) above or which otherwise disputes the right of the Target Company to use any Intellectual Property Rights relating to its business and the Vendor is not aware of any circumstances (including any act or omission to act) likely to give rise to such a claim.

(c)                                  There exists no actual or threatened infringement by any third party of any Intellectual Property Rights held or used by the Target Company (including misuse of confidential information) or any event likely to constitute such an infringement nor has the Target Company (or any Vendor Group Company) acquiesced in the unauthorised use by any third party of any such Intellectual Property Rights.

Intellectual Property Licences

7.3           The Target Company is not in default under any licence, sub-licence or assignment granted to it in respect of any Intellectual Property Rights used by the Target Company.

Loss of Rights

7.4           No Intellectual Property Rights owned or used by the Target Company and no licence of Intellectual Property Rights of which the Target Company has the benefit will be lost, or rendered liable to any right of termination or cessation by any third party, by virtue of the acquisition by the Purchaser of the Target Shares.

Records and Software

7.5(a)                   All the accounting records and systems (including but not limited to computerised accounting systems) of the Target Company are recorded, stored, maintained or operated or otherwise held by the Target Company and are not wholly or partly dependent on any facilities or systems which are not under the exclusive ownership or control of the Target Company.

(b)                                 The Target Company is licensed to use all software necessary to enable it to continue to use its computerised records for the foreseeable future in the same manner in which they have been used prior to the date of this Agreement and does not share any user rights in respect of such software with any other person.

CONTRACTUAL MATTERS

Material Contracts

8.1           Save for the Restructuring Agreements and the Connected Transactions, there is not outstanding any agreement or arrangement to which the Target Company is a party:

(a)                                  which, by virtue of the acquisition of the Target Shares by the Purchaser or other performance of the terms of this Agreement, will result in:

(i)                                     any other party being relieved of any obligation or becoming entitled to exercise any right (including any right of termination or any right of pre-emption or other option); or

(ii)                                  the Target Company being in default under any such agreement or arrangement or losing any benefit, right or licence which it currently enjoys or in a liability or obligation of the Target Company being created or increased;

(b)                                 to which any Vendor Group Company is a party or in which any Vendor Group Company or any connected person (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) is interested or from which any such person takes benefit, whether directly or indirectly, except for a royalty-free Trademark Sub-Licensing Contract between the Target Company and the A Share Company;

(c)                                  entered into otherwise than by way of a bargain at arm’s length and on commercial terms;

(d)                                 which establishes any guarantee, indemnity, suretyship, form of comfort or support (whether or not legally binding) given by the Target Company in respect of the obligations or solvency of any third party;

(e)                                  pursuant to which the Target Company has sold or otherwise disposed of any company or business in circumstances such that it remains subject to any liability (whether contingent or otherwise) which is not fully provided for in its Last Accounts;

(f)                                    which, upon completion by the Target Company of its work or the performance of its other obligations under it, is likely to result in a loss for the Target Company which is not fully provided for in its Last Accounts or which either is not expected to make a normal profit margin or involves an abnormal degree of risk;

(g)                                 which establishes any joint venture, consortium, partnership or profit (or loss) sharing agreement or arrangement to which the Target Company is a party;

(h)                                 which involves any power of attorney given by the Target Company or any other authority which would enable any person not employed by the Target Company to enter into any contract or commitment on behalf of the Target Company;

(i)                                     which involves or is likely to involve (i) material expenditure by the Target Company or (ii) material obligations or restrictions of the Target Company of an unusual or exceptional nature or magnitude and not in the ordinary and usual course of business;

(j)                                     which is a currency and/or interest rate swap agreement, asset swap, future rate or forward rate agreement, interest cap, collar and/or floor agreement or other exchange or rate protection transaction or combination thereof or any option with respect to any such transaction or any other similar transaction to which the Target Company is a party;

(k)                                  which is any other agreement or arrangement having or likely to have a material effect on the financial or trading position or prospects of the Target Company;

(l)                                     which is a bid, tender, proposal or offer which, if accepted, would result in the Target Company becoming a party to any agreement or arrangement of a kind described in sub-paragraphs (a) to (k) above.

Defaults

8.2(a)                   The Target Company is not in default under any agreement to which it is a party and there are no circumstances likely to give rise to any such default.

(b)                                 No party with whom the Target Company has entered into any agreement or arrangement is in default under such agreement or arrangement and there are no circumstances likely to give rise to any such default.

LITIGATION AND INVESTIGATIONS

Litigation

9.1(a)                   Except as plaintiff in the collection of debts arising in the ordinary course of business, the Target Company is not a plaintiff or defendant in or otherwise a party to any litigation, arbitration or administrative proceedings which are in progress or threatened or pending by or against or concerning the Target Company or any of its assets.

(b)                                 No governmental or official investigation or inquiry concerning the Target Company is in progress or pending.

(c)                                  The Vendor Group are not aware of any circumstances which are likely to give rise to any such proceeding, investigation or inquiry as is referred to in paragraph (a) or paragraph (b).

DIRECTORS AND EMPLOYEES

Employees

10.1         The Target Company has not entered into any arrangements regarding any future variation in any contract of employment in respect of any of its directors and employees or any agreement imposing an obligation on the Target Company to increase the basis and/or rates of remuneration and/or the provision of other benefits in kind to or on behalf of any of its directors or employees at any future date.

Compliance

10.2         The Target Company has in relation to each of its employees (and so far as relevant to each of its former employees) complied in all material respects with all statutes, regulations, codes of conduct, collective agreements, terms and conditions of employment, orders and awards relevant to their conditions of service or to the relations between it and its employees (or former employees, as the case may be) or any recognised trade union.

Incentive Schemes

10.3         The Target Company does not have in existence (or is proposing to introduce) any share incentive scheme, share option scheme or profit sharing scheme for all or any of its directors or employees.

Payments on Termination

10.4         Except to the extent (if any) to which provision or allowance has been made in the Last Accounts of the Target Company:

(a)                                  no outstanding liability has been incurred by the Target Company for breach of any contract of employment or for services or for long service or redundancy payments, protective awards, compensation for dismissal or for any other liability accruing from the termination of any contract of employment or for services, and no such liability will be incurred by the Target Company as a result of the Reorganisation or the acquisition of the Target Shares by the Purchaser or other performance of the terms of this Agreement and the Restructuring Agreements;

(b)                                 no gratuitous payment has been made or benefit given (or promised to be made or given) by the Target Company in connection with the actual or proposed termination or suspension of employment, or variation of any contract of employment, of any present or former director or employee of the Target Company.

INSOLVENCY ETC.

11.1         No order has been made, petition presented or meeting convened for the purpose of considering a resolution for the winding up of any Target Group Company or for the appointment of any provisional liquidator.  No petition has been presented for an administration order to be made in relation to any Target Group Company, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets and/or undertaking of any Target Group Company.

11.2         No composition in satisfaction of the debts of any Target Group Company, or scheme of arrangement of its affairs, or compromise or arrangement between it and its creditors and/or members or any class of its creditors and/or members, has been proposed, sanctioned or approved.

11.3         No distress, distraint, charging order, garnishee order, execution or other process has been levied or applied for in respect of the whole or any part of any of the property, assets and/or undertaking of any Target Group Company.

Part B: Tax and Property Warranties

TAX

1.1           The Target Company has a tax registration certificate which is in full force and effect.

1.2           The Target Company has complied in all material respects with all statutory provisions, rules, regulations, orders and directions concerning profits or corporate tax, value-added tax, business tax and stamp duty in their respective jurisdictions.

1.3           No tax authority has agreed to operate any special arrangement (being an arrangement which is not based on a uniform application of the relevant legislation whether expressly provided for in the relevant legislation or operated by way of extra statutory concession or otherwise) in relation to the Target Company.

1.4           The Target Company has duly, within any appropriate time limits, made all returns, given all notices and supplied all information required to be supplied to all relevant tax authorities.  All such information was when provided and remain complete and accurate and all such returns and notices were when provided and remain complete and accurate and were made on a proper basis.

1.5           The Target Company has not received any notice or allegation from any tax authorities that it has not complied with any relevant legal requirement relating to registration or notification for taxation purposes and the Target Company is not involved in any dispute or investigation with any tax authority and there are no facts or matters which it reasonably believes will cause any such dispute or investigation or any liability for taxation (present or future).

1.6           The Target Company:

(a)                                  has paid or accounted for all taxation (if any) due to be paid or accounted for by it before the date of this Agreement;

(b)                                 is not under any liability to pay any penalty or interest in connection with any taxation referred to in paragraph (a);

(c)                                  has made all deductions and withholdings in respect or on account of taxation which it is required or entitled by any relevant legislation to make from any payments made by it including, without limitation, interest annuities or other annual payments, royalties, rent, remuneration payable to employees or sub-contractors or payments to a non-resident and where appropriate the Target Company has accounted in full to the relevant fiscal authority for any taxation so deducted or withheld; and

(d)                                 taken all necessary steps to obtain any repayment of or relief from taxation available to it.

1.7           All sums due and payable to any taxation authority in respect of emoluments paid and benefits provided to the employees of the Target Company at the date of this Agreement have been paid and all such deductions and retentions as are required under the applicable laws have been made.

1.8           All remuneration, compensation payments, payments on retirement or removal from an office or employment and other sums paid or payable to employees or officers or former employees or officers of the Target Company and all interest, annuities, royalties, rent and other annual payments paid or payable by the Target Company (whether before or after the date hereof) pursuant to any obligation in existence at the date hereof are and will (on the basis of the taxation legislation in force at the date hereof) be deductible for incomes tax purposes either in computing the profits of the Target Company or as a charge on the income of the Target Company.

1.9           The Target Company has made or caused to be made the returns which ought to be made by or in respect of the Target Company for any taxation purposes and no returns are the subject of any dispute with any tax authority.

PROPERTY

2.1           The Properties and the Leased Properties are in the possession and under the control of the Target Company. The Target Company has valid title to, and leasehold interests in, all of the Properties, free and clear of all security interests except for those which do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Target Company.

2.2           Each Leased Property held under lease by the Target Company is held by it under valid and enforceable leases in full force and effect with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Target Company and no material default (or event which with notice or lapse of time, or both, would constitute such a default) by the Target Company has occurred and is continuing under any of such leases.

2.3           The Target Company does not own, operate, manage or have any other right or interest, directly or indirectly, in any other material real property of any kind save for those reflected in the Last Accounts or other than as would not, individually or in the aggregate, have a material adverse effect on the combined financial position, shareholder’s equity or results of operations of the Target Company taken as a whole.

APPENDIX 1

Prospective Cellular Connected Transactions of the Company

1.                                       Transfer Agreement dated 20 November 2003 between the A Share Company and the Target Company regarding the transfer of rights and obligations under a CDMA network capacity lease agreement.

2.                                       Transfer Agreement dated 20 November 2003 between the A Share Company and the Target Company regarding the transfer of rights and obligations under a comprehensive services agreement.

APPENDIX 2

Prospective Cellular Connected Transactions of the A Share Company

1.                                       CDMA Network Capacity Lease Agreement dated 20 November 2003 among Unicom New Horizon Telecommunications Company Limited, Unicom Group and the A Share Company.

2.                                       Comprehensive Services Agreement dated 20 November 2003 between Unicom Group and the A Share Company.

APPENDIX 3

The Restructuring Agreements

1.                                       Reorganisation Agreement dated 4 November 2003 pursuant to which Unicom New World Telecommunications Corporation Limited acquired from Unicom Group its cellular business assets and operations in the Territory.

2.                                       Restructuring Agreement dated 14 November 2003 pursuant to which (a) Unicom Centenarian (BVI) Limited acquired from China United Telecommunications Corporation the entire equity interests in Unicom New World Telecommunications Corporation Limited; and (b) Unicom New World (BVI) Limited acquired from Unicom Centenarian (BVI) Limited the entire equity interests in Unicom New World Telecommunications Corporation Limited.

3.                                       Sale and Purchase Agreement dated 20 November 2003 pursuant to which China Unicom (BVI) Limited acquired from Unicom Centenarian (BVI) Limited the entire issued share capital of Unicom New World (BVI) Limited.

SIGNATURE PAGE

SIGNED by	/s/ Ye Fengping
for and on behalf of
CHINA UNICOM (BVI) LIMITED

SIGNED by	/s/ Shi Cuiming
for and on behalf of
CHINA UNICOM LIMITED